    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 2001.

                                                      REGISTRATION NO. 333-42062
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------
                        SOUNDVIEW TECHNOLOGY GROUP, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                          13-3900397
 (State or other jurisdiction   (I.R.S. Employer Identification No.)
              of
incorporation or organization)

                         ------------------------------

                          826 BROADWAY, SEVENTH FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 253-4400
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                         ------------------------------

                                 MARK F. LOEHR
                            CHIEF EXECUTIVE OFFICER
                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                          826 BROADWAY, SEVENTH FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 253-4400
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                         ------------------------------

                                    COPY TO:

                RICHARD T. PRINS, ESQ.                                    LLOYD H. FELLER, ESQ.
       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                              GENERAL COUNSEL
                   FOUR TIMES SQUARE                                SOUNDVIEW TECHNOLOGY GROUP, INC.
             NEW YORK, NEW YORK 10036-6522                             826 BROADWAY, SEVENTH FLOOR
                    (212) 735-3000                                      NEW YORK, NEW YORK 10003
                                                                             (212) 253-4400

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AT SUCH TIME OR TIMES AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                  AS THE SELLING STOCKHOLDER SHALL DETERMINE.
                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /X/

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
              TO BE REGISTERED                     REGISTERED              UNIT                 PRICE          REGISTRATION FEE
Common stock, $0.01 par value................      14,715,654                                                         (2)

(1) The selling stockholders listed herein may offer and sell the securities being registered hereunder from time to time and at varying offering prices. For more information on the possible sale of these securities, see "Plan of Distribution."

(2) The registration fee for the shares of common stock covered by this registration statement was previously paid in connection with the filing of the Registration Statement or Form S-4 (File No. 333-42062) with the Securities and Exchange Commission on July 24, 2000.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                                                 August 24, 2001

                                 14,715,654 SHARES
                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                                  COMMON STOCK

                               ------------------

    This prospectus is part of a registration statement that covers 14,715,654 shares of our common stock. Only 3,986,698 shares are currently available for sale and the remaining 10,728,956 shares may not be sold until after October 16, 2003, unless contractual restrictions on transfer of these shares are earlier terminated due to the occurrence of certain specific events. The shares covered by this prospectus may be offered and sold from time to time in the absence of contractual transfer restrictions by the stockholders named in this prospectus. We will not receive any of the proceeds from the sale of the common stock covered by this prospectus. We will pay all expenses in connection with this offering, other than any commissions and discounts of underwriters, dealers or agents.

    Our common stock is traded on the Nasdaq National Market under the symbol SNDV. On August 22, 2001, the last sale price of the shares as reported on the Nasdaq National Market was $1.62 per share.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                The date of this prospectus is August 24, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
ABOUT THIS PROSPECTUS.......................................     3

THE COMPANY.................................................     3

FORWARD-LOOKING STATEMENTS..................................     4

USE OF PROCEEDS.............................................     4

DESCRIPTION OF CAPITAL STOCK................................     4

SELLING STOCKHOLDERS........................................     5

PLAN OF DISTRIBUTION........................................     7

LEGAL MATTERS...............................................     8

EXPERTS.....................................................     9

WHERE YOU CAN FIND MORE INFORMATION.........................     9

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

    The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

    You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                             ABOUT THIS PROSPECTUS

    This prospectus covers the shares of common stock of SoundView Technology Group, Inc., referred to as Wit SoundView, which may be offered and sold from time to time by the selling stockholders listed in the table under the caption "Selling Stockholders." All of the selling stockholders received their shares of Wit SoundView common stock in connection with the merger of Wit SoundView Corporation, a wholly-owned subsidiary of Wit SoundView, with E*OFFERING Corp. The selling stockholders received their shares of Wit SoundView common stock when this merger was completed on October 16, 2000. In connection with the closing of the merger, Wit SoundView has agreed to maintain effective a registration statement covering the 14,715,654 shares of common stock to which this prospectus relates for the period described under "Selling Stockholders." Only 3,986,698 shares are currently available for sale, and the remaining 10,728,956 shares may not be sold until after October 16, 2003, unless contractual restrictions on transfer of these shares are earlier terminated due to the occurrence of certain specific events described under "Plan of Distribution."

    This prospectus is part of a registration statement that we have filed with the SEC using a "shelf registration" process. You should read this prospectus and any supplement together with the information described under "Where You Can Find More Information."

                                  THE COMPANY

    Wit SoundView is a technology-focused investment banking firm that provides services to an institutional and issuer client base. Wit SoundView was established to address the opportunities and challenges posed by our rapidly changing economy and employs technology industry specialists who focus its efforts and expertise on this sector. Wit SoundView also seeks to develop new investment banking products and services that use technology and the Internet to better serve its issuer and institutional clients' needs.

    Wit SoundView offers services to a wide array of technology clients from start-ups to industry leaders. Wit SoundView seeks to be involved in every aspect of the capital raising process, whether through venture capital investing or public or private equity financing. Wit SoundView advises its clients in a variety of areas ranging from business strategy to mergers and acquisitions. It is committed to serving its global institutional investor client base through its industry-focused research, sales and trading functions.

    In parallel with its investment banking activities, Wit SoundView brings investment opportunities to the individual investor, which Wit SoundView believes has become an integral component of the capital raising and investment process. Through its relationship with E*TRADE Group, Inc., Wit SoundView offers individual investors access to public offerings and other investment banking products. Wit SoundView believes that the combination of its strong institutional base with E*TRADE Group, Inc.'s online retail base will provide a powerful distribution channel to connect its issuer clients with investors.

    On August 8, 2001, Wit SoundView Group, Inc. changed its name to SoundView Technology Group, Inc. In addition, Wit SoundView has also announced its plan to move into a new headquarters building in Old Greenwich, Connecticut, which is expected to occur in the third quarter of 2001. Wit SoundView also changed its trading symbol, effective August 20, 2001, to "SNDV".

    Wit SoundView is a Delaware corporation. Its executive offices are currently located at 826 Broadway, Seventh Floor, New York, New York 10003. Its telephone number is currently (212) 253-4400.

                           FORWARD-LOOKING STATEMENTS

    We have included in this prospectus statements which may constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our, or our management's, control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Important factors that could cause actual results to differ from those in our specific forward-looking statements include:

    - a decline in general economic conditions of the United States securities markets;

    - the inability to build the "SoundView Technology Group" brand;

    - the inability to secure sufficient share allotments in underwritten offerings in which we participate and to generate sufficient revenue from this and our other businesses to cover our costs and create profit;

    - risks due to market-making and institutional sales and trading activities; and

    - increasing competitive pressures.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our authorized capital stock consists of 500 million shares of common stock, $.01 par value, 75 million shares of Class B common stock, $.01 par value and 30 million shares of preferred stock, $.001 par value. As of August 20, 2001 there are 101,197,846 shares of common stock and 11,666,666 shares of Class B common stock outstanding, assuming no exercise of outstanding stock options and warrants. There are outstanding options and warrants to purchase an aggregate of 43,921,494 shares of common stock and Class B common stock.

    The following summary of the terms and provisions of our capital stock does not purport to be complete. Reference should be made to our amended and restated certificate of incorporation and our by-laws, and to applicable law, for the complete description of the terms and provisions of our capital stock.

COMMON STOCK

    The holders of common stock are entitled to one vote for each share on all matters voted upon by stockholders, including the election of directors. The holders of the common stock are entitled to such dividends as may be declared in the discretion of the board of directors out of funds legally available therefor, subject to the preferential dividend rights of any shares of preferred stock. Upon liquidation, holders of common stock are entitled to share ratably in the remaining assets after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock. The holders of common stock have no preemptive rights to purchase shares of our stock. Shares of common stock are not subject to any redemption provisions, and shares of common stock are not convertible into any other securities. All outstanding shares of common stock are fully paid and nonassessable.

CLASS B COMMON STOCK

    The holders of Class B common stock are generally not entitled to vote except as required by law. The holders of the Class B common stock are entitled to any dividends declared by our board of directors which are payable to holders of common stock on the same terms and in the same form as those dividends paid to holders of common stock. Upon liquidation, holders of Class B common stock are entitled to share ratably in the remaining assets after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock. The Class B common stock will be treated in an identical manner as the common stock with respect to any reclassification, recapitalization, stock split or similar transaction and in any merger, consolidation or share exchange. The holders of Class B common stock have no preemptive rights to purchase shares of our stock. If any person or entity other than Goldman Sachs or any of its affiliates becomes the beneficial owner of shares of Class B common stock, these shares will automatically convert into an equal number of shares of common stock. Shares of Class B common stock are not subject to any redemption provisions. All outstanding shares of Class B common stock are fully paid and non-assessable.

PREFERRED STOCK

    Our amended and restated certificate of incorporation provides for 30 million authorized shares of preferred stock, none of which are outstanding. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder group. In this regard, the amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of shares of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of Wit SoundView. The board of directors currently does not intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

                              SELLING STOCKHOLDERS

    The table below sets forth the number of shares owned by each of the selling stockholders as of August 20, 2001. We do not know whether the selling stockholders will sell any or all of the shares covered by this prospectus.

    Each of the selling stockholders received shares of Wit SoundView common stock in connection with the acquisition of E*OFFERING completed on October 16, 2000. The registration statement to which this prospectus relates has been filed with the SEC pursuant to a registration rights agreement among us and the selling stockholders. We have agreed to use our reasonable best efforts to prepare and file a registration statement on Form S-3 with the SEC covering the shares of our common stock as set forth in the table below. We have also agreed to use our reasonable best efforts to maintain the effectiveness of this registration statement to allow the selling stockholders to sell the shares of common stock covered by this prospectus until the earlier to occur of (1) the date that all of the shares covered by this prospectus are sold by the selling stockholders, (2) the lapse of selling restrictions provided by Rule 144(k) applicable to the selling stockholders or (3) November 15, 2003.

    The shares of our common stock held by General Atlantic Partners 61, L.P., GAP Coinvestment Partners II, L.P., Softbank Technology Ventures V, L.P., Softbank Technology Ventures Advisors Fund V L.P., Softbank Technology Ventures Entrepreneurs Fund V L.P. and E*TRADE ecommerce Fund, L.P. are subject to transfer restrictions under the merger agreement. These restrictions prohibit these entities from selling any of the shares received by them in respect of the acquisition of E*OFFERING until October 16, 2003. These restrictions, which prohibit the sale of 10,728,956 of the shares covered by this prospectus, are subject to early termination in the circumstances described under "Plan of Distribution." In addition, the selling stockholders have agreed not to sell any shares of our common stock, assuming the absence of any restrictions on transfer of these shares, during the 3-day period before and the 30-day period following the closing of an underwritten offering of our stock if the underwriter in the offering so requests.

                                                                                      PERCENTAGE OF
                                                                                      WIT SOUNDVIEW
                                                                                       COMMON STOCK
                                                               NUMBER OF SHARES     BENEFICIALLY OWNED
                                          NUMBER OF SHARES OF  OF COMMON STOCK   ASSUMING THE SALE OF ALL
                                             COMMON STOCK      COVERED BY THIS      SHARES COVERED BY
NAME OF SELLING STOCKHOLDER               BENEFICIALLY OWNED      PROSPECTUS         THIS PROSPECTUS
---------------------------               -------------------  ----------------  ------------------------
General Atlantic Partners 61, L.P.......       7,330,794          5,728,286                1.42%
GAP Coinvestment Partners II, L.P.......       1,581,646          1,235,898                   *
Softbank Technology Ventures V L.P......       2,189,842          2,189,842                   0
Softbank Technology Ventures Advisors
  Fund V L.P............................          58,331             58,331                   0
Softbank Technology Ventures
  Entrepreneurs Fund V L.P..............          39,345             39,345                   0
E*TRADE ecommerce Fund, L.P.............       1,477,254          1,477,254                   0
New Enterprise Associates 9 L.P.........       1,366,105          1,366,105+                  0
NEA Ventures 2000 L.P...................           1,367              1,367+                  0
Cruttenden Partners, LLC................         207,893            207,893+                  0
William Owen............................          91,475             91,475+                  0
Walter Cruttenden.......................         762,581            762,581+                  0
Sanford Robertson.......................         880,784            880,784+                  0
Frank Cutler............................         603,137            603,137+                  0
Christopher Cruttenden..................          73,356             73,356+                  0

------------------------

*   Less than 1%.

+   Currently available for sale.

                              PLAN OF DISTRIBUTION

    Wit SoundView is registering the shares of common stock covered by this prospectus for the selling stockholders. We issued the shares covered by this prospectus in connection with our acquisition of E*OFFERING Corp. The registration statement to which this prospectus relates has been filed with the SEC pursuant to a registration rights agreement among us and the selling stockholders executed in connection with the acquisition of E*OFFERING. Only 3,986,698 shares are currently available for sale, and the remaining 10,728,956 shares may not be sold until after October 16, 2003, unless contractual restrictions on transfer of these shares are earlier terminated due to a change in control of Wit SoundView. In addition, the selling stockholders have agreed not to sell any shares of our common stock, assuming the absence of any restrictions on transfer of these shares, during the 3-day period before and the 30-day period following the closing of an underwritten offering of our stock if the underwriter in the offering so requests.

    We will receive no proceeds from the sale of shares in this offering. As used in this prospectus, "selling stockholders" includes any transferees or others who may later hold the selling stockholders' interests.

    The selling stockholders may sell the shares of common stock covered by this prospectus in one or more of the following ways from time to time:

    - on the Nasdaq National Market, in the over-the-counter market, or on a national securities exchange (any of which may involve crosses and block transactions);

    - to purchasers directly;

    - in ordinary brokerage transactions in which the broker solicits purchasers;

    - through underwriters, dealers and agents who may receive compensation in the form of underwrit ing discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

    - through the writing of options on the shares;

    - through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

    - through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

    - through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

    - through exchange distributions in accordance with the rules of the applicable exchange;

    - in any combination of one or more of these methods; or

    - in any other lawful manner.

    These sales may be made at prices related to the then current market price or otherwise at prices and on terms then prevailing, or in privately negotiated transactions. In effecting sales, a broker or dealer engaged by an individual using this prospectus to sell common stock may arrange for other brokers or dealers to participate in the sale. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 under the Securities Act may be sold thereunder rather than by this prospectus.

    The number of shares to be reoffered or resold by means of this prospectus by each selling stockholder who is deemed to be an affiliate of Wit SoundView, and any other individual with whom such selling stockholder is cooperating for the purpose of selling our common stock, may not exceed the greater of, during any three-month period, (1) 1% of all outstanding shares of our common stock,
(2) the average weekly reported volume of trading in our common stock on the Nasdaq National Market during the four weeks preceding the date of the receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or (3) the average weekly volume of trading in our common stock reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Exchange Act during the four-week period specified in clause (2) above.

    In connection with distributions of the shares or otherwise, an individual using this prospectus to sell common stock may enter into hedging transactions with a broker-dealer. In connection with such a transaction, a broker-dealer may engage in short sales of shares registered hereunder in the course of hedging the positions they assume with the seller. The seller may also sell shares short and deliver the shares to close out such short positions. The seller may also enter into an option or other transaction with a broker-dealer which requires the delivery to the broker-dealer of shares we have registered, which the broker-dealer may resell by this prospectus.

    A seller may pay a broker-dealer or an agent compensation in the form of commissions, discounts or concessions. The broker-dealer and any other participating broker-dealer may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

    We may be required to file a supplemented prospectus in connection with any activities involving a seller which may be deemed to be an "underwriting." In that case, a supplement to this prospectus would contain (1) information as to whether an underwriter selected by a seller, or any other broker-dealer, is acting as principal or agent for the seller, (2) the compensation to be received by an underwriter selected by a seller or any broker-dealer for acting as principal or agent for a seller and (3) the compensation to be received by any other broker-dealer in the event the compensation of such other broker-dealers is in excess of usual and customary commissions. Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker- dealer.

    We have advised the selling stockholders that during any period when they may be engaged in a distribution of the shares covered by this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any seller, any affiliated purchaser and any broker- dealer or other individual who participates in such a distribution from bidding for or purchasing, or attempting to induce any individual to bid for or purchase any security, that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these factors may affect the marketability of our common stock.

    The selling stockholders may offer to sell all, some or none of the shares covered by this prospectus. Because it is possible that a significant number of shares could be sold simultaneously by means of this prospectus, such sales, or the possibility thereof, may have an adverse effect on the market price of our common stock.

                                 LEGAL MATTERS

    Skadden, Arps, Slate, Meagher & Flom LLP has rendered an opinion on the validity of the shares of common stock covered by this prospectus.

                                    EXPERTS

    The audited financial statements and schedule of SoundView Technology Group, Inc. incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    Wit SoundView files periodic reports, proxy statements and other information with the Securities and Exchange Commission. This prospectus is a part of a registration statement that we filed with the SEC on Form S-3 with respect to the common stock being registered. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Wit SoundView registration statement or the exhibits to the Wit SoundView registration statement. The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. The following documents filed by us with the SEC are incorporated by reference into this prospectus:

    - Our current report on Form 8-K filed with the SEC on August 14, 2001;

    - Our quarterly report on Form 10-Q for the period ended June 30, 2001 filed with the SEC on August 14, 2001;

    - Our Schedule TO Tender Offer Statement filed with the SEC on July 24, 2001, as amended by Amendment No. 1 filed with the SEC on August 13, 2001, and Amendment No. 2 filed with the SEC on August 15, 2001;

    - Our amended annual report on Form 10-K/A for the year ended December 31, 2000 filed with the SEC on June 29, 2001;

    - Our prospectus filed pursuant to Rule 424(b) under the Securities Act with the SEC on June 20, 2001;

    - Our registration statement on Form S-8 (File Number 333-63206) filed with the SEC on June 15, 2001;

    - Our current report on Form 8-K filed with the SEC on June 5, 2001;

    - Our quarterly report on Form 10-Q for the period ended March 31, 2001 filed with the SEC on May 15, 2001;

    - Our prospectus filed pursuant to Rule 424(b) under the Securities Act with the SEC on April 27, 2001.

    - Our definitive proxy statement on Schedule 14A filed with the SEC on April 20, 2001;

    - Our registration statement on Form S-8 (File Number 333-58342) filed with the SEC on April 5, 2001;

    - Our annual report on Form 10-K for the year ended December 31, 2000 filed with the SEC on April 2, 2001;

    - Our registration statement on Form S-4 (File Number 333-42062) filed with the SEC on July 24, 2000, Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on August 7, 2000 and Post-Effective Amendment No. 1 to the registration state ment on Form S-4 filed with the SEC on October 6, 2000; and

    - Our Form 8-A filed with the SEC on June 1, 1999, including any amendments or reports filed for the purpose of updating the description of our common stock that is incorporated by reference therein.

    Wit SoundView also incorporates by reference into this prospectus documents that we may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed. These include periodic reports, such as Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which such reference is hereby made. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit to this prospectus. Stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from Wit SoundView at the following addresses:

                        SoundView Technology Group, Inc.
                                  826 Broadway
                                 Seventh Floor
                               New York, NY 10003
                                 (212) 253-4400

    You may also read and copy any document Wit SoundView files at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048. Wit SoundView's filings are also available to the public at the Web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Wit SoundView's filings may also be inspected at the National Association of Securities
Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of the document.

    Information on Wit SoundView's web site is not part of this prospectus.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses relating to the registration of the shares of common stock will be borne by the registrant. Such expenses are estimated to be as follows:

Registration Fee--Securities and Exchange Commission........  $      *
Accounting Fees.............................................  $ 19,000
Legal Fees..................................................  $ 20,000
Miscellaneous...............................................  $     --
                                                              --------
Total.......................................................  $ 39,000
                                                              ========

------------------------

*   Previously paid

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article EIGHTH of the Wit SoundView Certificate of Incorporation and
Article IV of the Wit SoundView Bylaws provide for indemnification of the officers and directors of Wit SoundView to the fullest extent permitted by applicable law. Section 145 of the Delaware General Corporation Law provides, in relevant part, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any suit or proceeding because such person is or was a director, officer, employee or agent of the corporation or is or was serving, at the request of the corporation, as a director, officer, employee or agent of another corporation, against all costs actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Similar indemnity is permitted to be provided to such persons in connection with an action or suit by or in right of the corporation, provided such person acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation, and provided further (unless a court of competent jurisdiction otherwise determines) that such person shall not have been adjudged liable to the corporation.

ITEM 16. LIST OF EXHIBITS.

    The Exhibits to this registration statement are listed in the Index to Exhibits on page II-5.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

        1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

       PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Wit SoundView with the Securities and Exchange Commission pursuant to Section 13 or
       Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

        2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        4. For purposes of determining any liability under the Securities Act of 1933, each filing of Wit SoundView's annual report pursuant to
    Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Wit SoundView pursuant to the foregoing provisions, or otherwise, Wit SoundView has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Exchange Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnifica tion against such liabilities (other than the payment by Wit SoundView of expenses incurred or paid by a director, officer or controlling person of Wit SoundView in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Wit SoundView will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on August 23, 2001.

                                                       SOUNDVIEW TECHNOLOGY GROUP, INC.

                                                       By:  /s/ MARK F. LOEHR
                                                            -----------------------------------------
                                                            Name: Mark F. Loehr
                                                            Title:  Chief Executive Officer and
                                                                    Director

    Each person whose signature appears below hereby constitutes and appoints each of Mark F. Loehr and Curtis Snyder, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) under the Securities Act and to sign any instrument, contract, document or other writing of or in connection with the Registration Statement and any amendments and supplements thereto (including post- effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, including this power of attorney, with the Securities and Exchange Commission and any applicable securities ex change or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                TITLE                       DATE
              ---------                                -----                       ----
        /s/ ROBERT H. LESSIN           Chairman of the Board                  August 23, 2001
------------------------------------
          Robert H. Lessin

                                       President and Director                 August   , 2001
------------------------------------
          Russell D. Crabs

        /s/ JOHN H.N. FISHER           Director                               August 23, 2001
------------------------------------
          John H.N. Fisher

                                       Director                               August   , 2001
------------------------------------
        Edward H. Fleischman

         /s/ WILLIAM E. FORD           Director                               August 23, 2001
------------------------------------
           William E. Ford

       /s/ JOSEPH R. HARDIMAN          Director                               August 23, 2001
------------------------------------
         Joseph R. Hardiman

              SIGNATURE                                TITLE                       DATE
              ---------                                -----                       ----

         /s/ ANDREW D. KLEIN           Director                               August 23, 2001
------------------------------------
           Andrew D. Klein

          /s/ MARK F. LOEHR            Chief Executive Officer and Director   August 23, 2001
------------------------------------
            Mark F. Loehr

        /s/ GILBERT C. MAURER          Director                               August 23, 2001
------------------------------------
          Gilbert C. Maurer

        /s/ CURTIS L. SNYDER           Chief Financial Officer                August 23, 2001
------------------------------------
          Curtis L. Snyder

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                    DESCRIPTION OF EXHIBITS
-------                                   -----------------------
    2.1                 Agreement and Plan of Merger by and among Wit SoundView
                        Group, Inc., Wit SoundView Corporation and E*OFFERING Corp.,
                        dated as of May 15, 2000 (Incorporated by reference to
                        Exhibit 2.1 to the Registration Statement on Form S-4 (File
                        No. 333-42062) of Wit SoundView Group, Inc.).

    4.1                 Rights Agreement between Wit SoundView Group, Inc. and
                        American Stock Transfer & Trust Company, as Rights Agent
                        (Incorporated by reference to Exhibit 4.1 to the quarterly report of Wit SoundView Group, Inc. on Form 10-Q for the period ended June 30, 1999).

    4.2                 Voting Agreement, dated as of May 15, 2000, by and among Wit
                        SoundView Group, Inc. and certain securityholders of
                        E*OFFERING Corp. (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 (File No.
                        333-42062) of Wit SoundView Group, Inc.).

    5.1                 Opinion of Skadden, Arps, Slate, Meagher and Flom LLP
                        regarding the validity of the securities being registered
                        (Incorporated by reference to Exhibit 5.1 to the
                        Registration Statement on Form S-4 (File No. 333- 42062) of
                        Wit SoundView Group, Inc.).

   10.1+                Registration Rights Agreement, dated as of October 16, 2000, by and among Wit SoundView Group, Inc. and the Selling
                        Stockholders.

   23.1+                Consent of Arthur Andersen LLP with regard to the financial statements of Wit SoundView Group, Inc.

   23.2+                Consent of Arthur Andersen LLP with regard to the financial statements of Wit Capital Japan, Inc.

   23.3+ Consent of Deloitte & Touche with regard to the financial statements of E*OFFERING Corp.

   23.4                 Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                        (Incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (File No. 333-42062) of
                        Wit SoundView Group, Inc.).

   23.5+ Consent of Arthur Andersen with regard to the financial statements of Wit SoundView Europe Group plc.

   23.6+ Consent of Arthur Andersen with regard to the financial statements of Wit Capital Europe Group plc.

   24.1+                Powers of Attorney (included on signature page).

------------------------

+   Filed herewith.